Exhibit 99.1

KNOT OFFSHORE PARTNERS LP ANNOUNCES PRIVATE PLACEMENT OF $50 MILLION OF 8.0% SERIES A CONVERTIBLE PREFERRED UNITS

December 6, 2016

ABERDEEN, Scotland—(BUSINESS WIRE)— KNOT Offshore Partners LP (the “Partnership”) (NYSE:KNOP) announced today that it has entered into a Series A Preferred Unit Purchase Agreement for the private placement of $50 million of new Series A Convertible Preferred Units (the “Preferred Units”) at a price of $24.00 per unit (the “Issue Price”), resulting in approximately 2,083,333 Preferred Units, representing limited partner interests in the Partnership, expected to be outstanding as of the closing date (the “Closing Date”) of the private placement. The Preferred Units will be perpetual and will pay cumulative, quarterly distributions in arrears at an annual rate of 8.0% of the Issue Price, on or prior to the date of payment of distributions on the Partnership’s common units (the “Common Units”). The Partnership has the option to issue and sell on the Closing Date up to an additional $49 million of Preferred Units to other purchasers at the Issue Price. The transaction is subject to customary closing conditions and is expected to close in January 2017. Assuming the Partnership issues $50 million of Preferred Units, the net proceeds, after deducting estimated fees and expenses, are expected to be approximately $48.5 million. The Partnership expects to use the net proceeds for general partnership purposes, which may include acquisitions, capital expenditures or the repayment of indebtedness.

The Preferred Units will be generally convertible, at the option of the Preferred Unit holders, into Common Units after the second anniversary of the Closing Date at the then applicable conversion rate. As of the Closing Date, the conversion rate will be one-for-one and will be subject to adjustment under certain circumstances. In addition, the conversion rate will be redetermined on a quarterly basis, such that the conversion rate will be equal to the Issue Price divided by the product of (x) the book value per Common Unit at the end of the immediately preceding quarter (pro-forma for per unit cash distributions payable with respect to such quarter) multiplied by (y) the quotient of (i) the Issue Price divided by (ii) the book value per Common Unit on the Closing Date. In addition, the Partnership may redeem the Preferred Units at any time between the second anniversary and the tenth anniversary of the Closing Date at the redemption price applicable on any such redemption date.

Upon a change of control of the Partnership, the holders of Preferred Units will have the right to require cash redemption at 100% of the Issue Price. In addition, the holders of Preferred Units will have the right to cause the Partnership to redeem the Preferred Units on the tenth anniversary of the Closing Date in, at the option of the Partnership, (i) cash at a price equal to 70% of the Issue Price or (ii) Common Units such that each Preferred Unit receives Common Units worth 80% of the Issue Price. In addition, at any time following the second anniversary of the Closing Date and subject to certain conditions, the Partnership will have the right to convert the Preferred Units into Common Units at the then applicable conversion rate.

The Preferred Units will have voting rights that are identical to the voting rights of the Common Units, except they will not have any right to nominate, appoint or elect any of the directors of the Partnership’s board (the “Board”), except whenever distributions payable on the Preferred Units have not been declared and paid for four consecutive quarters (a “Trigger Event”). Upon a Trigger Event, holders of Preferred Units will have the right to replace one of the members of the Board appointed by the general partner of the Partnership with a person nominated by such holders, such nominee to serve until all accrued and unpaid distributions on the Preferred Units have been paid. The Preferred Units shall be entitled to vote with the Common Units as a single class so that the Preferred Units shall be entitled to one vote for each Common Unit into which the Preferred Units are then convertible.

The Partnership may issue junior securities in an unlimited amount and parity securities, provided that the aggregate amount of the Preferred Units and the parity securities pro-forma for such issuance, does not exceed 33.33% of the book value of the sum of the Partnership’s then outstanding aggregate amount of parity securities and junior securities (including Common Units). The consent of the holders of Preferred Units will be necessary for the Partnership to issue any parity securities or senior securities in excess of such pro-forma book value. In addition, the consent of the holders of Preferred Units will be necessary for the Partnership to incur additional indebtedness that would result in the Partnership exceeding 70% debt to total capitalization.

The Preferred Units will rank senior to all Common Units and any other class or series of equity securities of the Partnership outstanding as of the Closing Date with respect to distribution rights and liquidation preference.

Pursuant to the Purchase Agreement, the Partnership has agreed to enter into a Registration Rights Agreement on the Closing Date with the holders of the Preferred Units. Pursuant to the Registration Rights Agreement, the Partnership will agree to use commercially reasonable efforts to file a traditional shelf registration statement registering resales of the Common Units underlying the Preferred Units and to have such registration statement declared effective by the Securities and Exchange Commission by the second anniversary of the Closing Date. The holders of the Preferred Units will also have certain demand and piggyback rights with respect to the underlying Common Units.

The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements of the Securities Act and applicable state laws.

This press release is neither an offer to sell nor a solicitation of an offer to purchase the securities described herein.

Source: Knot Offshore Partners LP

John Costain

Chief Executive Officer and Chief Financial Officer

44 7496 170 620